Filed by Towers Watson & Co.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a press release issued by Towers Watson & Co. (“Towers Watson”) containing a letter to Towers Watson stockholders regarding the proposed merger of Towers Watson and Willis Group Holdings plc. Towers Watson first made the press release available on November 23, 2015.

Towers Watson Issues Letter to Stockholders

Towers Watson Stockholders to Receive Increased Special Dividend of $10 per Share Under Terms of Amended Merger Agreement

Urges Stockholders to Vote “FOR” the Amended Merger with Willis Today

ARLINGTON, VA – November 23, 2015 – Towers Watson (NASDAQ:TW) a global professional services company, today announced that it issued a letter urging stockholders to support the merger of equals with Willis Group Holdings (NYSE:WSH) (“Willis”) and vote “FOR” the creation of Towers Watson/Willis at the December 11, 2015 Special Meeting of Stockholders.

On November 19, 2015, Towers Watson announced an amended merger agreement with Willis. Under the terms of the amended agreement, which was unanimously approved by the Towers Watson Board of Directors, the one-time cash dividend to be paid to Towers Watson stockholders will be increased to $10.00 per Towers Watson share.

Towers Watson also previously announced that it adjourned the Special Meeting until December 11, 2015, in order to allow stockholders additional time to evaluate the amended merger agreement. Towers Watson stockholders of record as of the close of business on October 1, 2015 will be entitled to vote at the Towers Watson special meeting to be held on December 11, 2015.

Included below is the full text of the letter to Towers Watson stockholders, which can also be found at http://willisandtowerswatson.mergerannouncement.com.

November 23, 2015

Dear Fellow Stockholder,

On November 19, 2015 we were pleased to announce an amendment to the merger agreement with Willis Group Holdings (“Willis”). Under the terms of the amended agreement, which was unanimously approved by the Towers Watson Board of Directors, the one-time cash dividend to be paid to Towers Watson stockholders will be increased over 100% to $10.00 per Towers Watson share.

In order to allow stockholders additional time to evaluate the amended merger agreement, we adjourned our Special Meeting of Stockholders until December 11, 2015. Towers Watson stockholders of record as of the close of business on October 1, 2015 will be entitled to vote at the Towers Watson Special Meeting.

INCREASING NEAR-TERM VALUE AND MAINTAINING LONG-TERM BENEFITS

The revised terms will enable Towers Watson stockholders to realize increased near-term value while maintaining the full long-term benefits of the transaction. They reflect our extensive engagement with stockholders and are a product of a challenging negotiation with Willis, which initially refused to make any changes to the terms of the transaction. The final agreement to increase the one-time cash dividend to Towers Watson stockholders to $10.00 per share demonstrates both parties’ commitment to completing this compelling transaction. Towers Watson does not expect any further increase in the pre-merger special dividend and Willis has stated it will not agree to any further increase.

Following the merger, Towers Watson stockholders will have an approximately 49.9% ownership interest in a leading integrated global advisory, broking and solutions firm that is expected to deliver approximately $4.7 billion in total incremental value to stockholders through a combination of cost savings, revenue synergies and tax efficiencies.

The Towers Watson Board remains confident the Towers Watson/Willis merger is in the best interest of all stockholders and unanimously recommends that you vote “FOR” the approval and adoption of the amended Merger Agreement and related proposals on the enclosed proxy card TODAY to ensure your vote is counted.

MAKE YOUR VOTE COUNT – VOTING EXTENDED UNTIL DECEMBER 11, 2015

•	If you have already voted: you DO NOT need to recast your vote. Proxies previously submitted will be voted at the reconvened meeting unless properly revoked.

•	If you have not already voted or wish to change your vote: use the instructions provided in your voting instruction form or proxy card.

Not voting or abstaining will have the same effect as a vote against the merger. To ensure your representation at the Towers Watson Special Meeting, please complete and return the proxy card or submit your proxy by telephone or through the Internet. Instructions on how to vote your proxy card can also be found at http://willisandtowerswatson.mergerannouncement.com.

Please vote promptly whether or not you expect to attend the Towers Watson Special Meeting on December 11, 2015. Submitting a proxy now will not prevent you from voting in person at the Towers Watson Special Meeting. You are also encouraged to carefully read the supplemental materials to the joint proxy statement/prospectus, which the parties will file with the Commission in the coming days to provide further detail about the amendments to the Merger Agreement. For your reference, a copy of Amendment No. 1 to the Merger Agreement is enclosed with this letter.

On behalf of the Towers Watson Board and management team, thank you for your continued support.

Sincerely,

John J. Haley Chairman and Chief Executive Officer Towers Watson & Co.	Linda D. Rabbitt Lead Independent Director Towers Watson & Co.

About Towers Watson

Towers Watson is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. With 16,000 associates around the world, the company offers consulting, technology and solutions in the areas of benefits, talent management, rewards, and risk and capital management. Learn more at towerswatson.com.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the Commission on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Contacts:

Investor Contact

Aida Sukys

aida.sukys@towerswatson.com

+1 703-258-8033

Media Contacts

Sard Verbinnen & Co

Michael Henson/Conrad Harrington

+44 (0) 20 3178 8914

Bryan Locke/Jenny Gore

+1 312 895 4700

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